FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934




                              For  August 9, 1999
                                   August 2, 1999
                                   July 26,  1999
                                   July 23,  1999
                                   July 19,  1999
                                   July 6, 1999



                           NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Unit 9, 15/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                             TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

                            NAM TAI ELECTRONICS, INC.
                      Q2 SALES UP 37%, EPS UP 89% TO $0.51

VANCOUVER, CANADA August 9, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced results for the second quarter ended June 30, 1999. Net sales for the second quarter of 1999 were $42.1 million, an increase of 37% compared to $30.9 million for the second quarter of 1998. Operating income increased 57% to $3.8 million ($0.41 per share) compared to 1998 second quarter operating income of $2.4 million ($0.24 per share). Non-operating income was $1.1 million, up from $438,000 in 1998. Net income was $4.7 million, an increase of 67% over $2.8 million in the second quarter of 1998. Basic and diluted earnings per share for the second quarter of 1999 were up 89% to $0.51 versus $0.27 for the second quarter of 1998.

"I am pleased that the strong rebound in sales and earnings that we predicted are now beginning to be reflected in our second quarter results", commented Nam Tai's Chairman, Mr. Murakami. "The diversification of our product mix as a consequence of increases in shipments of LCD modules for cellular phones, personal organisers, and linguistic products is also satisfying. We continue to foresee a strong move upward in sales and operating profits throughout the balance of 1999 as we exploit our recently announced expansion plans and capitalise on our business initiatives started in the first half of 1999."

Net sales for the six months ended June 30, 1999 increased by 21% to $ 69.2 million from $57.1 million for the first six months of 1998. Operating income for the first six months of 1999 increased by 9.6% to $6.3 million ($0.67 per share) from $5.8 million ($0.54 per share) for the prior year period. Non-operating income decreased by $1.6 million to $1.5 million ($0.15 per share) from $3.1 million ($0.28 per share). As a result, net income for the six month period was down 14% to $7.5 million from $8.7 million for 1998. Basic and diluted earnings per share for the first six months of 1999 were $0.79 compared to $0.81 for the prior year period.

The Company continues to maintain a strong financial position, ending the second quarter of 1999 with $8.16 of cash per share and approximately $13.85 of net book value per share, based on 9,250,323 shares outstanding as at June 30, 1999. The Company, as at June 30, 1999, had a cash to current liabilities ratio of 1.9:1, a current ratio of 2.9:1, a total assets to total liabilities ratio of 4.2:1, no long term debt, and approximately $75.5 million of cash, $72 million of which is in short term deposits in U.S. currency.

The Company's gross profit margin was 20.5% for the second quarter 1999 versus 24.2% in the prior year. "The 1999 second quarter margin of 20.5% is down from the 22.0% margin in the first quarter, as a result of a more balanced product line mix, but continues to remain above industry averages and slightly above our target for the year", commented Mr. Murakami. "We also witnessed improved operating margins (9.0% vs. 7.9%) and net income margins (11.1% vs. 9.1%) compared to the same period in 1998."

Sales by product line in the second quarter 1999 versus 1998 were: Calculators (40% vs. 70%), Subassemblies and Components (25% vs. 8%), and Personal Organizers and Linguistic Products (23% vs. 12%). Sales by region in the second quarter of 1999 versus 1998 were to North America (30% vs. 53%), Japan (13% vs. 20%), Europe (17% vs. 22%), Hong Kong and others (40% vs. 5%).

"As a result of strategic business decisions, Nam Tai today is more than just a great calculator company", commented Mr. Murakami. "We have become more diversified, both geographically and by product line and are confident that we will see strong sales growth in the second half of 1999, particularly from sales of LCD modules for cellular phones, personal organizers and linguistic products, and telecommunication products".

In advance of today's positive results, Nam Tai recently released a series of optimistic news releases detailing the following exciting business developments:

* The establishment of a new Telecommunication division which is now selling 900MHz phones to private label customers in Europe.
* Success in attracting a new, well-known, ODM customer in Japan for electronic dictionaries. The Company expects sales in this market to reach
     1.4 million units in 1999, up by 50%.
* The introduction of new Chip on Glass production, an advanced technology which is used in the manufacturing of LCD modules for cellular phones. To satisfy expected demand, the Company expects its monthly production capacity will increase to 1 million units by September 1999, up 100%.
* An expanded relationship with Legend, China's largest PC manufacturer, to include joint research and development of new products. Nam Tai in January was appointed by Legend to manufacture a palm-sized PC with pre-installed Microsoft Windows CE (Chinese version) operating system software.


INVESTMENT IN GROUP SENSE (INTERNATIONAL) LIMITED ("GROUP SENSE")

On July 9, 1999 Group Sense, a 20% owned affiliate, released operating results including the six month period ended March 31, 1999. Nam Tai's non-operating income for the quarter ended June 30, 1999 includes $260,000, representing the Company's share of Group Sense's net income for the six-month period ending March 31, 1999, accounted for under the equity method.


DIVIDENDS

On July 16, 1999 the Company paid a quarterly dividend of $0.08 per share to shareholders of record on June 30, 1999. The record date for the third quarter dividend of $0.08 per share is September 30, 1999 and the payment date is on or before October 16, 1999.


SECOND QUARTER RESULTS ANALYST CONFERENCE CALL

The Company will hold an analysts-only conference call today, Monday, August 9, 1999, at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing
(612)-332-0819 just prior to its start time of 12:00 noon Eastern Time on Monday, August 9, 1999. Callers will be asked to register with the conference call operator.


ANALYST TRIP TO HONG KONG AND CHINA VISITING THE FACILITIES OF NAM TAI ELECTRONICS, INC., DESWELL INDUSTRIES INC. AND BONSO ELECTRONIC INTERNATIONAL INC.

The Company will be hosting a trip to Hong Kong and Shenzhen China to visit the facilities of Nam Tai, Deswell Industries Inc. (NASDAQ/NM Symbol: DSWL), and Bonso Electronic International Inc. (NASDAQ/NM Symbol: BNSO and BNSOW). The trip is scheduled for August 15th to 20th, 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation regarding future sales and profit growth are forward looking statements the result of which are uncertain and dependant upon many factors including end-user demand, fluctuations in sales, changes in product mix, competitive pressures, technological change, and changes in general economic conditions. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                                     -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 1999 AND 1998
(In Thousands of U.S. Dollars except share data)



                                                                   Three months ended                      Six months ended
                                                                         June 30                                 June 30
                                                            ---------------- -----------------    ----------------- ----------------

                                                                      1999             1998                 1999              1998
                                                            ---------------- -----------------    ----------------- ----------------
Net sales                                                   $       42,136   $       30,857       $       69,211    $       57,137
Cost of sales                                                       33,513           23,392               54,618            43,081
                                                            ---------------- -----------------    ----------------- ----------------

  Gross profit                                                       8,623            7,465               14,593            14,056

                                                            ---------------- -----------------    ----------------- ----------------
Costs and expenses
  Selling, general and administrative expenses                       4,224            3,295                7,221             6,284
  Research and development expenses                                    589              293                1,068               574
  Non-recurring expense                                                  -            1,445                    -             1,445
                                                            ---------------- -----------------    ----------------- ----------------
                                                                     4,813            5,033                8,289             8,303

                                                            ---------------- -----------------    ----------------- ----------------

Income from operations                                               3,810            2,432                6,304             5,753

Gain on disposal of property,
  plant and equipment                                                  300              490                  294               830
Other income (loss) - net                                             (261)          (1,129)                (674)             (131)
Interest income                                                        779            1,077                1,587             2,349
                                                            ---------------- -----------------    ----------------- ----------------

Income before income taxes                                           4,628            2,870                7,511             8,801
Income tax expense                                                     205               68                  280               134
                                                            ---------------- -----------------    ----------------- ----------------
                                                                     4,423            2,802                7,231             8,667
Share of results of associated company                                 260                -                  260                 -
                                                            ---------------- -----------------    ----------------- ----------------
Net income                                                  $        4,683   $        2,802       $        7,491    $        8,667
                                                            ================ =================    ================= ================

Net income  per share
  Basic                                                     $         0.51   $         0.27       $         0.79    $         0.81
                                                            ================ =================    ================= ================
  Diluted                                                   $         0.51   $         0.27       $         0.79    $         0.81
                                                            ================ =================    ================= ================
Weighted average number of shares ('000')
  Basic                                                              9,252           10,312                9,454            10,712
  Diluted                                                            9,252           10,332                9,465            10,731


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 1999 AND DECEMBER 31, 1998
(In Thousands of U.S. Dollars)

                                                                                           Unaudited            Audited
                                                                                             June 30        December 31
                                                                                                1999               1998
                                                                                           ------------------ -----------------
ASSETS
Current assets:
   Cash and cash equivalents                                                        $         75,471   $         71,215
   Accounts receivable, net                                                                   25,397             16,138
   Inventories                                                                                 7,492              4,355
   Marketable investments                                                                         72                513
   Prepaid expenses and deposits                                                               6,803              4,794
                                                                                    ------------------ -----------------
     Total current assets                                                                    115,235             97,015

Investment in unconsolidated subsidiary                                                            1                  1
Investment in associated company                                                              16,805             16,223

Property, plant and equipment, at cost                                                        52,873             48,117
Less: accumulated depreciation and amortisation                                              (17,794)           (15,672)
                                                                                    ------------------ -----------------
                                                                                              35,079             32,445
Other assets                                                                                   1,396              1,544
                                                                                    ------------------ -----------------

     Total assets                                                                   $        168,516   $        147,228
                                                                                    ================== =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                    $          7,617   $            329
   Accounts payable and accrued expenses                                                      31,686             18,377
   Dividend payable                                                                              740                665
   Income tax payable                                                                            277                105
                                                                                    ------------------ -----------------
     Total current liabilities                                                                40,320             19,476

Deferred tax liabilities                                                                          57                 56
                                                                                    ------------------ -----------------

Shareholders' equity:
   Common shares                                                                                  93                 98
   Additional paid-in capital                                                                 80,241             80,044
   Retained earnings                                                                          47,761             47,509
   Accumulated other comprehensive income (note 1)                                                44                 45
                                                                                    ------------------ -----------------

     Total shareholders' equity                                                              128,139            127,696
                                                                                    ------------------ -----------------

     Total liabilities and shareholders' equity                                     $        168,516   $        147,228
                                                                                    ================== =================

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 1999 AND 1998
(In Thousands of U.S. Dollars)

                                                                           Three months ended                  Six months ended
                                                                                  June 30                            June 30
                                                                            1999            1998               1999            1998
                                                                 --------------- ---------------    --------------- ---------------
CASH FLOWS FROM OPERATIONS
Net income                                                        $        4,683  $        2,802     $        7,491  $        8,667
Add/(deduct) adjustments to net income:
   Depreciation and amortisation                                           1,294           1,073              2,535           2,059
   Stock option compensation expense                                           -               -                  -              75
   (Gain) loss on disposal of fixed assets                                  (300)           (490)              (294)           (830)
   Equity in income of affiliated company                                   (260)              -               (260)              -
   Loss on disposal of subsidiary                                            290               -                290               -
   (Gain) on disposal of Deswell shares                                        -            (333)                 -          (1,299)
   Increase in deferred taxes                                                  1               -                  1               -
Changes in current assets and liabilities:
   Marketable securities                                                     198             493                441            (674)
   Accounts receivable                                                    (4,056)         (1,763)            (9,236)         (4,611)
   Inventories                                                            (1,004)          2,607             (3,137)          4,086
   Prepayments and deposits                                               (2,379)          1,048             (2,009)           (675)
   Notes payable                                                           5,789             (44)             7,288          (1,000)
   Accounts payable                                                        8,330           2,735             13,309             325
   Income taxes payable                                                      200              77                172             (67)
                                                                  --------------- ---------------    --------------- ---------------
                                                                           8,103           5,403              9,100          (2,611)
                                                                  --------------- ---------------    --------------- ---------------
                    Net cash flows from operations                $       12,786  $        8,205     $       16,591  $        6,056
                                                                  --------------- ---------------    --------------- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on disposal of Deswell Shares                            $            -  $          587     $            -  $        2,132
Proceeds on disposal of land in Hong Kong                                    318             519                318             817
Proceeds on disposal of fixed assets                                           2               7                  2             377
Additions to fixed assets                                                 (4,570)         (2,623)            (5,206)         (3,059)
Other assets                                                                  80             (21)                74             (21)
Investment in associated company                                            (322)        (16,279)              (322)        (16,279)
                                                                  --------------- ---------------    --------------- ---------------
                     Net cash flow from investing                 $       (4,492) $      (17,810)    $       (5,134) $      (16,033)
                                                                  --------------- ---------------    --------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES
Share buy-back                                                    $         (341) $      (12,718)    $       (4,211) $      (16,688)
Redemption of shares                                                           -               -             (1,550)              -
Dividend paid                                                               (743)           (707)            (1,431)           (707)
                                                                  --------------- ---------------    --------------- ---------------
                     Net cash flow from financing                 $       (1,084) $      (13,425)    $       (7,192) $      (17,395)
                                                                  --------------- ---------------    --------------- ---------------

Foreign currency translation adjustments                                      (4)              8                 (9)              8

Net change in cash and cash equivalents                                    7,206         (23,022)             4,256         (27,364)
                                                                  --------------- ---------------    --------------- ---------------
Cash and cash equivalents, beginning of period                            68,265          98,069             71,215         102,411
                                                                  --------------- ---------------    --------------- ---------------
Cash and cash equivalents, end of period                          $       75,471  $       75,047     $       75,471  $       75,047
                                                                  =============== ===============    =============== ===============

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
For THE PERIODS ended june 30, 1999 AND 1998
(In Thousands of U.S. Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $7,490 and $8,675 for the six months ended June 30, 1999 and June 30, 1998, respectively.

2.   Certain   comparative   items  have  been  reclassified  to  agree  to  the
     presentation in the 1998 audited financial statements.

3. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:


                                                                   Three months ended                        Six months ended
                                                                         June 30                                  June 30
                                                                 1999                1998                  1999               1998
                                                     ------------------- ------------------    ------------------ -----------------
Net sales from operations within:
   - Hong Kong:                                      $         41,408    $         30,584      $         67,907   $         56,596
       Unaffiliated customers

   - PRC, excluding Hong Kong:
       Unaffiliated customers                                     728                 273                 1,304                541
       Intersegment sales                                      38,444              28,733                63,029             53,134

   - Intersegment eliminations                                (38,444)            (28,733)              (63,029)           (53,134)
                                                     ------------------- ------------------    ------------------ -----------------

         Total net sales                             $         42,136    $         30,857      $         69,211   $         57,137
                                                     =================== ==================    ================== =================

Income (loss) from operations within:
   - PRC, excluding Hong Kong                        $          2,662    $          2,027      $          4,747   $          5,030
   - Hong Kong                                                  2,535               1,070                 3,980              2,534
   - North America                                               (514)               (295)               (1,236)            (1,103)
                                                     ------------------- ------------------    ------------------ -----------------

         Total net income                            $          4,683    $          2,802      $          7,491   $          8,667
                                                     =================== ==================    ================== =================

                                                             As at               As at
                                                        June 30, 1999        Dec 31, 1998
                                                     ------------------- ------------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong                        $         48,156    $         42,690
   - Hong Kong                                                120,360              85,419
   - North America                                                  -              19,119
                                                     ------------------- ------------------
         Total assets                                $        168,516    $        147,228
                                                     =================== ==================

                              -end-

NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

       NAM TAI ELECTRONICS, INC. ANNOUNCES POSITIVE BUSINESS DEVELOPMENTS

VANCOUVER, CANADA August 2, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced the following business developments:

NAM TAI'S EXPANDS BUSINESS WITH LEGEND

Following Nam Tai's appointment in January to manufacture Legend's Tian Ji 1000 Palm-Sized PC with pre-installed Microsoft Windows CE (Chinese version) operating system software, the two companies recently signed a contract expanding the relationship to include joint research and development of new products. Services provided by Nam Tai to Legend now include active co-ordination and participation in product design and development, material procurement as requested, post-assembly quality assurance, and assembly of an increased range of portable personal electronic management devices including Personal Digital Assistants (PDAs) and Palm-sized PCs (PPC's).

"We are very excited about our close relationship with Legend, China's largest PC manufacturer, as it strives to extend its leading position in desktop PCs to the non-PC area. Our success in developing and manufacturing products for Legend is a milestone for Nam Tai, marking our successful entry as an OEM/ODM manufacturer into China's large and growing consumer electronics market." commented Mr. Murakami, Chairman of the Nam Tai Group.

NEW CUSTOMER INCREASES ELECTRONIC DICTIONARY SALES

The electronic dictionary market in Japan in 1999 has witnessed rapid expansion compared to 1998. According to analyst forecasts demand for electronic dictionaries in Japan is expected to increase by 40% in 1999 to over 2.8 million units.

Following Nam Tai's success in attracting a new, well-known, customer in Japan the Company expects its Japanese sales of electronic dictionaries to reach approximately 1.4 million units, an increase of 50%. A similar increase is expected for year 2000. Nam Tai attributes it success in this market to its full line of electronic dictionaries tailored to consumers of different ages and genders.

Nam Tai's expansion into Original Design Manufacturing of Electronic Dictionaries was a key factor is securing these increased orders. The Company is now able to support customers with product design, including hardware and software development, in addition to its traditional OEM business.


PRODUCTION OF LCD MODULES UP SHARPLY

Nam Tai announced that it expects to see its production of LCD modules for various electronic products increase significantly to 15 million units in 1999, compared to 5.5 million units in the prior year, with sales of LCD Modules for cellular phones being the most notable contributor to the increase. To satisfy expected demand, Nam Tai will increase its monthly production capacity of cellular phone LCD modules to 1 million units by September 1999 from its current capacity of 500,000 per month. Year 2000 worldwide market of LCD modules for cellular phones is estimated to be 250 million pieces.

Nam Tai believes that its success in securing increased LCD module orders arises from its continuing efforts to invest in the most advanced production equipment including fine pitch heat seal, COB, COG, SMT, TAB, OLB technologies and ACF heat seal technology.

NAM TAI WINS TEXAS INSTRUMENT SUPPLIER EXCELLENCE AWARD FOR FOURTH CONSECUTIVE YEAR

Nam Tai has been awarded the Texas Instruments 1998 Supplier Excellence Award. This is the fourth year in a row for Nam Tai to receive this prestigious award recognizing outstanding performance and continuous improvement. The recipients of this award represent less than one-half of one percent of the TI supplier base.

The winners are an elite group of companies showing tremendous dedication and commitment to total quality in supplying products and services. Recipients are chosen for excellence in combined areas of Cost, Environmental Responsiveness, Technology Responsiveness, Assurance of Supply, and Quality. To qualify for the award the first time requires very high scores in each of the categories. To receive the award in subsequent years requires continuous improvement over the high scores required for the first year.

"The Company is committed to the principle of providing total quality and will strive to meet the requirements to receive this award for a fifth year. We also extend the same commitment of total quality to all our OEM and ODM customers," commented Mr. Murakami, Chairman of Nam Tai. "Nam Tai believes that by co-ordinating with our OEM and ODM customers to bring high quality, reasonably priced products to the end user we secure the position of preferred supplier."

SECOND QUARTER RESULTS RELEASE DATE

Nam Tai's second quarter results for the period ended June 30, 1999 will be released before the market opens on Monday, August 9, 1999.

The Company will hold an analysts-only conference call on Monday, August 9, 1999 at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Investor Relations at 1-800-661-8831 no later than Friday, August 6, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing (612)-332-0819 just prior to its start time of 12:00 noon Eastern Time on Monday, August 9, 1999. Callers will be asked to register with the conference call operator.

ANALYST TRIP TO HONG KONG AND CHINA VISITING THE FACILITIES OF NAM TAI ELECTRONICS, INC., DESWELL INDUSTRIES INC. AND BONSO ELECTRONIC INTERNATIONAL INC.

The Company will be hosting a trip to Hong Kong and Shenzhen China to visit the facilities of Nam Tai, Deswell Industries Inc. (NASDAQ/NM Symbol: DSWL), and Bonso Electronic International Inc. (NASDAQ/NM Symbol: BNSO and BNSOW). The trip is scheduled for August 15th to 20th , 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology.Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding sales of Electronic Dictionaries and LCD Modules are forward looking statements the results of which are uncertain and dependant upon many factors including possible changes in customer order expectations, production difficulties, increased competition, or changes in the general economic climate. Other factors that might cause differences in these and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                                      -end-

NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


             NAM TAI ELECTRONICS, INC. ACQUIRES NEW TELECOM DIVISION

VANCOUVER, CANADA July 26, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced the establishment of a new telecommunications division, emerging from a successful acquisition in Korea. Set up as Nam Tai Telecom (Hong Kong) Co. Ltd. ("NT Telecom"), this new subsidiary is based in Hong Kong with a branch office in Korea and related research and development teams in Japan and North America. NT Telecom develops, manufactures, and sells high frequency wireless telecommunication products.

Through this acquisition, Nam Tai immediately gains established customer relationships, existing sales orders, and most importantly the necessary licences to sell its 900 MHz cordless telephones in the European market. Under the current European regulatory system, licensing approval must be sought and obtained from each individual country for permission to produce and sell cordless telecommunication products, a lead time often taking 15 months or more. With this acquisition Nam Tai bypasses this hurdle and has recently delivered its first shipment of 900 MHz cordless telephones to Europe to be sold under the customers' private label. From the acquisition Nam Tai also inherits a complete team of excellent Korean managers with strength and experience in research and development, production, and marketing.

"Nam Tai is determined to be a major player in the world-wide telecommunications industry in the coming years", explained Mr. Murakami, Nam Tai's Chairman. "As a result of this acquisition, we are now producing 900 MHz cordless telephones from our existing manufacturing facilities located in Shenzhen, China. We expect to have capacity in place to produce between 4 and 5 million units in year 2000 for the world-wide market."

The new telecommunication division consists of a fully equipped manufacturing base located within Nam Tai's existing manufacturing complex, sales and marketing operations in Hong Kong, and three strong research and development teams already established in Korea, Japan and North America. To remain on the leading edge of technology the research and development teams are continuously pursuing and researching new high technology telecommunication products and manufacturing expertise. They are also responsible for developing new products including digitally enhanced cordless telephones ("DECT"), family radio systems ("FRS") and 2.4 GHz high frequency communication products. The new products are scheduled for commercial production within 2 years.

Mr. S. Shim, formerly an Executive Director for over 20 years with Maxon Electronics Co., Ltd. ("Maxon"), was appointed as Managing Director of NT Telecom. Maxon is the world's second largest manufacturer of cordless telephones and is a leading player in the world-wide telecommunication industry.

Mr. D.G. Hahn has been appointed as the Executive Director of NT Telecom, and will be responsible for two sales and marketing teams headed by Mr. J.S. Kim (Europe) and Mr. S.J. Lim (North America). Mr. Hahn brings 20 years of telecommunication sales and marketing experience including 15 years as an Executive Director with Maxon where he worked closely with Mr. Shim.

"Nam Tai's marketing strategy is to offer high quality value added telephones with additional functions and enhanced design at a lower price than competitors" commented Mr. Murakami. "The telecommunication industry is experiencing rapid growth and intense competition. Nam Tai's COG technology that is used to produce advanced LCD modules, a critical part in high-end telecommunication products, allows the company to produce telecommunication products with a comparative cost advantage. By continually improving product design and production efficiency, and investing in advanced technologies such as COG, we expect to remain competitive while maintaining steady profit margins."

SECOND QUARTER RESULTS RELEASE DATE

Nam Tai's second quarter results for the period ended June 30, 1999 will be released before the market opens on Monday, August 9, 1999.

The Company will hold an analysts-only conference call on Monday, August 9, 1999 at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Investor Relations at 1-800-661-8831 no later than Friday, August 6, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing (612)-332-0819 just prior to its start time of 12:00 noon Eastern Time on Monday, August 9, 1999. Callers will be asked to register with the conference call operator.

ANALYST TRIP TO HONG KONG AND CHINA VISITING THE FACILITIES OF NAM TAI ELECTRONICS, INC., DESWELL INDUSTRIES INC. AND BONSO ELECTRONIC INTERNATIONAL INC.

The Company will be hosting a trip to Hong Kong and Shenzhen China to visit the facilities of Nam Tai, Deswell Industries Inc.(NASDAQ/NM Symbol: DSWL), and Bonso Electronic International Inc. (NASDAQ/NM Symbol: BNSO and BNSOW). The trip is scheduled for August 15th to 20th, 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products palm-sized PC's, personal digital assistants, linguistic products, calculators, telecommunication products, smart card readers and various components which are used in, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations regarding the future prospects and opportunities of its telecommunication division including units and products produced are forward looking statements the results of which are uncertain and dependant upon many factors including reliance of key management people, end-user demand, competitive pressures, potential delays in development times, technological change, and changes in licensing requirements. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business
- Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                               -end-

NEWS RELEASE
CONTACT: WENDY WISEMAN
INVESTOR RELATIONS ASSOCIATE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


                   NAM TAI ELECTRONICS, INC. CORPORATE UPDATE

VANCOUVER, CANADA July 23, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today provided a general corporate update.

DIVESTITURE OF CANADIAN SUBSIDIARY

Nam Tai announced the sale of Nam Tai Electronics (Canada) Ltd. ("NT Canada") to its management staff. This decision was made following the relocation of Mr. Koo, Senior Executive Officer, from Vancouver to Hong Kong to provide strategic support for Nam Tai's expansion of new and existing business in the Far East. NT Canada provided investor relations and regulatory compliance services to the parent Company from its office in Vancouver, British Columbia, Canada. NT Canada, now no longer a subsidiary of Nam Tai, will be renamed Pan Pacific I.R. Ltd. by its new owners, and will continue to provide similar services to Nam Tai and other companies.

SHENZHEN NAMTEK SHOWS PROFIT AND EXPANSION

Shenzhen Namtek Co., Ltd. ("Namtek"), a Nam Tai subsidiary established in December 1995, announced its first year of profitable operations. (Namtek broke even in fiscal 1997, and experienced losses in the first two start-up years.) Located in Shekou China, Namtek employs approximately 22 software engineers and provides the facilities and expertise to assist in new product research and development, offering its customers program design for microprocessors, enhanced software design and development services, and strengthening the Company's ODM capabilities. Since its establishment Namtek has built a reputation for on time delivery of quality software with a price advantage relative to competitors based in Japan and Taiwan. As a result of an increasing number of customers and orders, Namtek will move in August to a new larger 4,300 sqft. office, fully equipped with auditorium meeting rooms, an advanced PDS telecommunication system, and satellite communication systems and increase the number of software engineers to 35 before the end of 1999.

ZASTRON'S SALES TRIPLE

Zastron Plastic & Metal Products (Shenzhen) Ltd. ("Zastron"), a Nam Tai subsidiary established in 1992, announced that sales have almost tripled (excluding sales to the Nam Tai Group) compared to the same period last year and profits have shown similar improvements. Zastron, located in the same campus as Nam Tai's main factory, is principally engaged in silk screening metal and PVC products, many of which are used in products manufactured by the Company's manufacturing subsidiary. Zastron also provides silk screening of products for other unrelated companies. With the assistance of Nam Tai, Zastron has successfully expanded its customer base beyond Nam Tai demonstrating its viability as an independent contributor to Nam Tai's results.

SECOND QUARTER RESULTS RELEASE DATE

Nam Tai announced it will report its second quarter results for the period ended June 30, 1999 before the market opens on Monday, August 9, 1999.

The Company will hold an analysts-only conference call on Monday, August 9, 1999 at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Investor Relations at 1-800-661-8831 no later than Friday, August 6, 1999 at 6:00 p.m. Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing (612)-332-0819 just prior to its start time of 12:00 noon Eastern Time on Monday, August 9, 1999. Callers will be asked to register with the conference call operator.

ANALYST TRIP TO HONG KONG AND CHINA VISITING THE FACILITIES OF NAM TAI ELECTRONICS, INC., DESWELL INDUSTRIES INC. AND BONSO ELECTRONIC INTERNATIONAL INC.

The Company will be hosting a trip to Hong Kong and Shenzhen China to visit the facilities of Nam Tai, Deswell Industries Inc.(NASDAQ/NM Symbol: DSWL), and Bonso Electronic International Inc. (NASDAQ/NM Symbol: BNSO and BNSOW). The trip is scheduled for August 15th to 20th, 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

                               -end-

NEWS RELEASE
CONTACT: WENDY WISEMAN
PUBLIC RELATIONS SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


NAM TAI ELECTRONICS, INC. ANNOUNCES LAND PURCHASE AND FACTORY EXPANSION

VANCOUVER,  CANADA July 19, 1999 -- Nam Tai Electronics,  Inc. ("Nam Tai" or the
"Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that it has purchased a 280,000 square foot (6.5 acres) vacant lot bordering its current manufacturing complex located in Baoan County, Shenzhen, China. It is zoned industrial and is planned to be used for the construction of up to an additional 200,000 square feet of manufacturing, office or dormitory facilities. The land will be reserved for future expansion in a new project for a high technology product. Further details will be released once plans are finalised, tentatively expected before the end of summer 2000.

"As a result of the Asian economic downturn, we were able to purchase this last remaining parcel of industrial land in the area at a significant cost saving. The land cost of $4.22 per sqft. compares favourably to the $6.69 per sqft. we paid in 1993 for our existing site" commented Mr. Murakami. "The proximity of the additional land to the existing manufacturing complex will help lower transportation costs, result in infrastructure savings, and allow for better overall management and control of the planned new project."

FACTORY EXPANSION

"In addition to the new land purchased, Nam Tai's existing manufacturing campus contains vacant land reserved and prepared for the construction of another new 160,000 sqft. manufacturing facility ("Phase II") that is scheduled for completion before the end of 2000. With the existing factory approaching full capacity, we have budgeted $15 million for construction of Phase II. Once operational Nam Tai will boast 470,000 sqft. of manufacturing space and its production capacity will increase approximately 30% by at the end of 2001. The number of employees will increase to 3,500 from 2,500 now", said Mr. Murakami. "Our $15 million budget for the Phase II factory project consists of $5 million for plant construction and $10 million for new equipment, machinery, and set up costs. The project will be financed internally from operating cash flows."

CORRECTION OF SHORT POSITION

The Company has received confirmation from NASDAQ that the short position of the Company's common shares as at June 15, 1999 was 48,477, and not 2,549,777 as previously reported.

ANALYST TRIP TO HONG KONG AND CHINA VISITING THE FACILITIES OF NAM TAI ELECTRONICS, INC., DESWELL INDUSTRIES INC. AND BONSO ELECTRONIC INTERNATIONAL INC.

The Company will be hosting a trip to Hong Kong and Shenzhen China to visit the facilities of Nam Tai, Deswell Industries Inc.(NASDAQ/NM Symbol: DSWL), and Bonso Electronic International Inc. (NASDAQ/NM Symbol: BNSO and BNSOW). The trip is schedule for August 15th to 20th, 1999. Interested analysts and investors are encouraged to contact the Company for further details about attending the trip.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation regarding future expansion of facilities, the future project for a high technology product, and reaching full capacity are forward looking statements the results of which are uncertain and dependant upon many factors. For example, construction of the new factory may be cancelled or delayed by changes in customer orders, construction problems, or changes in general economic conditions. Other factors that might cause differences in these and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                                 -end-

NEWS RELEASE
CONTACT: WENDY WISEMAN
PUBLIC RELATIONS SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 1500 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com


  NAM TAI ELECTRONICS, INC. ENHANCES PRODUCTION CAPACITY FOR NEW PRODUCTS AND
                               INCREASING ORDERS

VANCOUVER, CANADA July 6, 1999 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced that, as a result of a strong market, increasing customer orders and demand for new hi-tech products, it has installed Chip on Glass ("COG") production technology at its manufacturing facility. Chip on Glass is an advanced technology that connects integrated circuit chips directly to liquid crystal display panels without the need of wire bonding. The technology is being used by the Company to produce advanced LCD modules for inclusion in high-end electronic products such as portable phones, personal digital assistants, etc. The Company has already commenced deliveries to satisfy new customer orders utilising this equipment.

ADVANTAGES OF COG TECHNOLOGY INCLUDE:

* lightweight and compact  production  capabilities
* lower  production  costs
* increased quality
* reduced power consumption

Production on Nam Tai's first 2 COG lines (20 sets of machines) commenced in June with a production capacity of 500,000 pieces per month. During the balance of 1999 the installation of an additional 2 COG lines (20 more sets of machines) will bring capacity to 1 million pieces per month.

Nam Tai is also enhancing its production capabilities during 1999 with the addition of 10 new SMT lines (30 sets of machines including 2 high-speed lines) to augment its existing 7 lines (21 sets of machines). As well, 8 sets of fine pitch COB machines and one ACF machine are being added.

In a further development, Nam Tai is adding during this year 5,500 square feet of clean room production area to its present 12,400 square feet of clean room. The new area, a class 5000 clean room, is essential to avoid particle contamination during production. COB, ACF and COG machines will all be located in the clean rooms.

Nam Tai is estimating new capital investment in the equipment and improvements described above to approximate $15 million in 1999. Further investments are planned and will be announced as they are introduced.

"The Company is excited with these new additions which significantly enhance our competitive position and broaden the range of products we are manufacturing", commented Mr. Murakami. "Analysts and investors wishing to tour our facilities and see these enhancements are welcome, and invited to join our Analyst Trip to Hong Kong and China scheduled for the middle of August by contacting the Company at 1-800-661-8831 for further details."

RELATED DEVELOPMENTS

In order to meet the demands of increased business activity and the consequential new equipment and improvement investments, Mr. M.K. Koo, Senior Executive Officer, Corporate Strategy, Finance and Administration, has relocated to the Company's Hong Kong offices.

Nam Tai Electronics, Inc. is a consumer electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Products manufactured by Nam Tai include palm-sized PC's, personal organizers, personal digital assistants, linguistic products, calculators, smart card readers and various components which are used in telecommunication products, electronic toys, and household appliances. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anistropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectation regarding production on the new COG lines are forward looking statements the result of which are uncertain and dependant upon successful introduction and operation of technology new to the Company. Other factors that might cause differences in this and other forward looking statements include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

                              -end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                                            For and on behalf of
                                            Nam Tai Electronics, Inc.


                                            /s/ Tadao Murakami
                                            Chairman

Date:  August 16, 1999
HONG KONG